                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 10 ).
                                           ----

                           Cliffs Drilling Company
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  18682C100
               ------------------------------------------------
                                (CUSIP Number)

                            Joseph D. Lehrer, Esq.

       10 S. Broadway, Suite 2000, St. Louis, MO 63102 (314) 241-9090
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 3, 1996
               ------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 7 Pages
                                       ---

CUSIP NO.   18682C100              13D               PAGE   2   OF   7    PAGES
          ----------------                                 ---      ---
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               John D. Weil, SS# ###-##-####
- --------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  / /
                                                                      (b)  /X/

- --------------------------------------------------------------------------------
3      SEC USE ONLY


- --------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


               PF
- --------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

- --------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               USA
- --------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY             120,505, subject to the disclaimer contained in Item 5.
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH              11,679, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                         120,505, subject to the disclaimer contained in Item 5.
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                         11,679, subject to the disclaimer contained in Item 5.
- --------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       233,678, subject to the disclaimer contained in Item 5.
- --------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*

       3.16%
- --------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


- --------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 18682C100                                                  Page 3 of 7

                        AMENDMENT NO. 10 TO SCHEDULE 13D

         The Reporting Person reported the acquisition of shares of the Common Stock, $.01 par value ("Common Stock"), of Cliffs Drilling Company ("Issuer") in an initial filing of this Schedule 13D on August 9, 1989, as amended by Amendment No. 1 filed October 11, 1989, Amendment No. 2 filed January 29, 1991, Amendment No. 3 filed December 22, 1993, Amendment No. 4 filed February 15, 1994, Amendment No. 5 filed April 8, 1994, Amendment No. 6 filed October 19, 1994, Amendment No. 7 filed January 20, 1995, Amendment No. 8 filed May 9, 1996 and Amendment No. 9 filed May 30, 1996. In this regard, Item 4, Item 5 and
Item 6 are hereby amended as follow. All other items are unchanged from the initial filing, as amended.

ITEM 4.  Purpose of the Transaction.

         The owners listed in Item 5 purchased the Common Stock of the Issuer for general investment purposes. The owners listed in Item 5 may acquire additional shares of the Common Stock of the Issuer, based upon their respective investment decisions. The Reporting Person has been a member of the Board of Directors of the Issuer since August 8, 1989. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owners listed in Item 5 have no present plans or proposals which relate to or would result in:

        (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

        (d) any material change in the present capitalization or dividend policy of the Issuer;

        (e) any other material change in the Issuer's business or corporate structure;

        (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

        (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section
                 12(g)(4) of the Securities Exchange Act; or

        (i)      any action similar to those enumerated above.

CUSIP NO.  18682C100                                                 Page 4 of 7



ITEM 5.  Interest in Securities of the Issuer.

       (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 233,678 shares of Common Stock in the manner hereinafter described:

                                                                                             Percentage of
                                                     Relationship to             Number of    Outstanding
               Shares Held in Name of                Reporting Person             Shares       Securities
               ----------------------                ----------------            -------     -------------
 John D. Weil                                        Reporting Person            70,939          .96%

 Mark S. Weil                                        Brother                     18,939          .26%

 Richard K. Weil, Jr.                                Brother                     24,772          .33%

 Paula K. Weil                                       Sister                      25,666          .35%

 RKW Management Services, L.P.                       Partnership                 41,780          .57%
                                                     Controlled by
                                                     Reporting Person

 Mark S. Weil and John D. Weil, Trustees for         Nephew                       3,893          .05%
 Daniel D. Weil (Item 10 Trust)

 Daniel D. Weil                                      Nephew                       6,393          .09%

 Mark S. Weil and John D. Weil, Trustees for         Nephew                       3,893          .05%
 Alexander P. Weil (Item 10 Trust)

 Mark S. Weil, Trustee for Alexander P. Weil         Trust for Nephew             7,151          .10%
 Trust dated June 5, 1995

 John D. Weil, Trustee for Victoria L. Weil (Item    Daughter                     3,893          .05%
 10 Trust)

 Victoria L. Weil                                    Daughter                     6,000          .08%

 John D. Weil, Trustee for Gideon J. Weil (Item      Son                          3,893          .05%
 10 Trust)

 Gideon J. Weil                                      Son                          7,787          .11%

 Richard K. Weil, Jr. and John D. Weil, Trustees     Nephew                       3,893          .05%
 for Samuel J. G. Weil (Item 10 Trust)

 Samuel J.G. Weil                                    Nephew                       2,893          .04%

 Gabriel I. Weil                                     Nephew                       1,893          .03%
                                                                                -------         -----
 TOTAL                                                                          233,678         3.16%
                                                                                =======         =====

CUSIP NO.  18682C100                                                 Page 5 of 7


    The foregoing percentages assume that the Issuer has 7,390,928 shares of Common Stock outstanding.

    All shares held in the name of family members or family trusts of the Reporting Person are reported as beneficially owned by the Reporting Person because those family members or trusts may seek investment advise or voting advice of the Reporting Person. All shares held in the name of the partnership controlled by the Reporting Person are reported as beneficially owned by the Reporting Person because, as the sole shareholder of the corporate general partner of such partnership, the Reporting Person has voting and investment power with respect to the shares owned by such partnership. Except for Common Stock held in the name of the Reporting Person, or in trust wherein the Reporting Person is the trustee, or in the name of a partnership controlled by the Reporting Person, there is no written document or agreement conferring the right of the Reporting Person to acquire or dispose of the Stock or giving the Reporting Person the right to vote such shares of Stock.

    AS PROVIDED IN S.E.C. REGULATION SECTION 240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HE IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

    (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

CUSIP NO.  18682C100                                                 Page 6 of 7


    (c)

                                                                                Net
                                                                               Price
                                                               Number of        Per          Transaction Made
               Sale in the Name of                    Date       Shares        Share            Through
               -------------------                    ----     ---------       -----         ----------------
 Paula K. Weil                                      5/30/96      5,000          26.90       Jefferies & Co.

 Richard K. Weil, Jr.                               5/30/96      6,000          26.90       Jefferies & Co.

 Mark S. Weil, Trustee for Alexander P. Weil        5/30/96      1,500          26.90       Jefferies & Co.
 Trust dated June 5, 1995

 Paula K. Weil                                       6/3/96      5,000         26.657       Jefferies & Co.

 Richard K. Weil, Jr.                                6/3/96      5,300         26.657       Jefferies & Co.

 John D. Weil                                        6/3/96     13,200         26.657       Jefferies & Co.

 John D. Weil                                        6/4/96     18,600         26.625       Jefferies & Co.

 John D. Weil                                        6/5/96      5,200         26.563       Jefferies & Co.

 Mark S. Weil, Trustee for Daniel D. Weil, ex.       6/5/96      3,000         26.563       Jefferies & Co.
 by Richard K. Weil

 John D. Weil, Trustee for Victoria L. Weil,         6/5/96      3,000         26.563       Jefferies & Co.
 ex. by Richard K. Weil

 John D. Weil, Trustee for Gideon J. Weil, ex.       6/5/96      3,000         26.563       Jefferies & Co.
 by Richard K. Weil

 John D. Weil                                        7/3/96     20,500         30.404       Jefferies & Co.

 Paula K. Weil                                       7/3/96     10,000         30.404       Jefferies & Co.

 Richard K. Weil, Jr.                                7/3/96     10,000         30.404       Jefferies & Co.

 Mark S. Weil                                        7/3/96     10,000         30.404       Jefferies & Co.

 Mark S. Weil, Trustee for Daniel D. Weil, ex.       7/3/96      4,000         30.404       Jefferies & Co.
 by Richard K. Weil

 Mark S. Weil, Trustee for Alexander P. Weil,        7/3/96      3,000         30.404       Jefferies & Co.
 ex. by Richard K. Weil

 John D. Weil, Trustee for Victoria L. Weil,         7/3/96      4,000         30.404       Jefferies & Co.
 ex. by Richard K. Weil

 John D. Weil, Trustee for Gideon J. Weil, ex.       7/3/96      3,000         30.404       Jefferies & Co.
 by Richard K. Weil

 John D. Weil                                        7/8/96     10,000         31 5/8       Jefferies & Co.

    (d)    Not applicable.

    (e)    Not applicable.


CUSIP NO.  18682C100                                                 Page 7 of 7


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The Reporting Person is Trustee of several of the trusts mentioned in Item
5. The Reporting Person is sole shareholder of the corporate general partner of the partnership mentioned in Item 5. The Reporting Person is related to all other persons mentioned in Item 5, including the trustees and beneficiaries of all of the trusts mentioned in Item 5. The Reporting Person does not have any agreements with respect to the securities of the Issuer.


ITEM 7.  Material to be Filed as Exhibits.

    None.


    After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         /s/  John D. Weil
                                                         -----------------------
                                                         John D. Weil

                                                         July 12, 1996